Shareholder Votes

On August 29, 2006, a special meeting of the shareholders of U.S. Global Accolade Funds was held. The following proposals were presented to the shareholders:

1.	Holmes Growth Fund, MegaTrends Fund, Eastern European Fund, Global Emerging Market Fund. To elect four trustees to the Board of Trustees.

2.
Eastern European Fund and Global Emerging Markets Fund. To approve a new subadvisory agreement between U.S. Global Investors, Inc., U.S. Global Accolade Funds on behalf of the Eastern European Fund and Charlemagne Capital (IOM) Limited, and a new subadvisory agreement between U.S. Global Investors, Inc., U.S. Global Accolade Funds on behalf of the Global Emerging Markets Fund and Charlemagne Capital (IOM) Limited.

The results of the votes were as follows:

Proposal	For	Against	Abstain	Withheld	Broker Non-Votes
Proposal 1:
Frank E. Holmes	26,650,919.261	0	0	666,544.301	0
Richard E. Hughes	26,717,028.336	0	0	600,435.226	0
Clark R. Mandigo	26,698,538.494	0	0	618,925.068	0
J. Michael Belz	26,713,274.788	0	0	604,188.774	0
Proposal 2:
Eastern European Fund	14,878,824.466	381,590.420	358,512.717	0	6,847,976.000
Global Emerging Fund	1,354,299.992	21,082.142	22,062.890	0	644,249.000